Exhibit (a)(5)(G)

EFiled: Jul 24 2014 02:36PM EDT Transaction ID 55780125 Case No. 9945-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TAKIS P. DIONISOS, On Behalf of	)
Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
VITACOST.COM, INC., MICHAEL	)
A. KUMIN, CHRISTOPHER S.	)
GAFFNEY, STUART GOLDFARB,	)
JEFFREY J. HOROWITZ, EDWIN	)
J. KOZLOWSKI, MICHAEL J.	)
MCCONNELL, ROBERT TRAPP,	)
THE KROGER CO., and VIGOR	)
ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Vitacost.com, Inc. (“Vitacost” or the “Company”) against Vitacost and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on July 2, 2014 (the “Proposed Transaction”), pursuant to which Vitacost will be acquired by The Kroger Co. (“Parent”) and Parent’s wholly-owned subsidiary, Vigor Acquisition Corp. (“Merger Sub,” and together with Parent, “Kroger”).

2. On July 1, 2014, the Board caused Vitacost to enter into a definitive agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Parent, through Merger Sub, commenced a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of the Company’s common stock for $8.00 per share in cash (the “Merger Consideration”). The Tender Offer is set to expire on August 15, 2014 at 5:00 p.m., New York City time.

3. The Proposed Transaction is the product of a flawed process and deprives Vitacost’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Vitacost and Kroger aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Form SC 14D9 Solicitation Statement (the “Solicitation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on July 18, 2014. The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

6. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Vitacost common stock.

7. Defendant Vitacost is a Delaware corporation and maintains its principal executive offices at 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, Florida. The Company operates as an online retailer of health and wellness products primarily in North America. The Company also provides cosmetics, natural personal care products, pet products, sports nutrition, and health foods. Vitacost’s common stock is traded on the NasdaqGS under the ticker symbol “VITC.”

8. Defendant Michael A. Kumin (“Kumin”) serves as a director of Vitacost and as Interim Chairman of the Board. Kumin is a member of the Nominating and Governance Committee and the Compensation Committee. Kumin is a managing partner of Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P., and Great Hill Investors, LLC (collectively, the “Great Hill Group”) and became a member of the Board as the result of a stockholder agreement entered into by the Company and the Great Hill Group. The Great Hill Group entities entered into Tender and Support Agreements (“Support Agreements”) with Kroger, agreeing to tender their Company shares into the Tender Offer.

9. Defendant Christopher S. Gaffney (“Gaffney”) serves as a director of Vitacost. Gaffney is a member of the Nominating and Governance Committee and of the Compensation Committee. Gaffney is a managing partner and co-founder of the Great Hill Group entities and became a member of the Board as the result of the stockholder agreement entered into by the Company and the Great Hill Group.

10. Defendant Stuart Goldfarb (“Goldfarb”) serves as a director of Vitacost. Goldfarb is a member of the Audit Committee.

11. Defendant Jeffrey J. Horowitz (“Horowitz”) has served as a director of Vitacost since August 2010. Horowitz has served as Chief Executive Officer (“CEO”) of the Company since August 16, 2010. Horowitz is the managing partner of JHH Capital, LLC (“JHH Capital”), a large Company stockholder. Horowitz and JHH Capital entered into Support Agreements, agreeing to tender their Company shares into the Tender Offer.

12. Defendant Edwin J. Kozlowski (“Kozlowski”) serves as a director of Vitacost. Kozlowski is the Chair of the Audit Committee.

13. Defendant Michael J. McConnell (“McConnell”) serves as a director of Vitacost. McConnell became a member of the Board on March 21, 2014 when the Board entered into a Nomination and Standstill Agreement with a large Company stockholder, Osmium Partners (“Osmium”), and its related entities.

14. Defendant Robert Trapp (“Trapp”) has served as a director of Vitacost since April 2007. Trapp is a member of the Audit Committee.

15. The defendants identified in paragraphs eight through fourteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Vitacost, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Vitacost.

16. Each of the Individual Defendants at all relevant times had the power to control and direct Vitacost to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Vitacost stockholders.

17. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

19. Defendant Parent is an Ohio corporation with its corporate headquarters located at 1014 Vine Street, Cincinnati, Ohio 45201.

20. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of Vitacost (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. As of May 2, 2014, there were approximately 34,053,791 shares of Vitacost common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24. Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

28. Vitacost is a leading online retailer of health and wellness products, including dietary supplements such as vitamins, minerals, herbs and other botanicals, amino acids, and metabolites, as well as cosmetics, organic body and personal care products, pet products, sports nutrition, and health foods.

29. Vitacost sells these products directly to consumers through its website, www.vitacost.com. According to its website, the Company strives to offer its customers the broadest selection of healthy living products, while providing superior customer service and timely and accurate delivery.

30. Vitacost has been performing well recently. On December 9, 2013, Vitacost issued a press release wherein it announced that it was named to Internet Retailer’s 2014 Mobile 500, which profiles the leading mobile commerce retail leaders worldwide ranked according to estimated 2013 mobile web sales. Vitacost ranked #93 in the current report, moving up substantially from its #203 ranking in the prior year.

31. In the same press release, the Company announced that it ranked #45 in the 2013 Mobile Commerce Conversion Index (“MCCI”), a report published by LightningBuy, a technology company specializing in creating mobile monetization platforms for its customers. MCCI analyzed mobile sites for the top 100 e-commerce companies as ranked by Internet Retailer in its 2013 Top 500 Guide, evaluating 20 criteria across multiple categories such as mobile site optimization, load time, length of checkout, and user interface. Of the top 100 companies surveyed, only 72 had a mobile commerce-enabled site and Vitacost was named as one of only 12 companies offering an “exceptional” user interface for mobile guest checkout.

32. Jay Topper, Chief Information and Technology Officer of Vitacost, commented as follows:

We are extremely pleased to be recognized among the leaders in m-commerce and are committed to providing our customers with a seamless, user-friendly, end-to-end commerce experience[.] … Our mobile sales continue to grow very quickly, increasing over 90% year-over-year in the third quarter of 2013. We will continue to enhance our mobile platform to provide a best-in-class experience for customers.

33. On January 13, 2014, Vitacost issued a press release wherein it announced that it was ranked #2 in customer satisfaction among Internet Retailer’s top 100 U.S. websites during the 2013 holiday season, surpassed only by Amazon.com, according to the ForeSee Experience Index (“FXI”): 2013 U.S. Retail Edition. The Company improved its ranking by one spot over the 2012 results. For the second year in a row, Vitacost was the #1 e-retailer among websites selling health and beauty products. According to Larry Freed, President and CEO of ForeSee and author of the index: “Vitacost’s #2 ranking in our web study is an impressive achievement and indicates that they are a true leader in customer satisfaction, well ahead of much larger and more well-known organizations.”

34. On February 27, 2014, Vitacost issued a press release wherein it announced its financial results for the fourth quarter ended December 31, 2013. The Company reported total net sales of $97.3 million, a 14% increase from total net sales of $85.0 million for the fourth quarter of 2012. Shipped orders on the Company’s core vitacost.com website increased 10% year-over-year in the fourth quarter benefiting from the addition of 232,000 new customers.

35. Gross profit in the fourth quarter increased 15% year-over-year to $22.1 million. Non-GAAP adjusted EBITDA was $0.1 million for the fourth quarter of 2013, excluding fees related to the Company’s freight savings program, a $0.4 million improvement from the fourth quarter of 2012. The Company reported an operating loss of $2.8 million in the fourth quarter of 2013, compared to an operating loss of $3.2 million in the fourth quarter of 2012.

36. With respect to the financial results, Individual Defendant Horowitz commented:

Vitacost.com ended the year with a strong fourth quarter as we delivered solid revenue growth, while also substantially improving our operating performance as we posted positive adjusted EBITDA this quarter[.] … In addition, we are proud to have been ranked #2 by

Foresee Research in overall customer satisfaction during the recent holiday period. Vitacost.com has become the premier on-line healthy living destination, as we now stock over 45,000 products directly and are able to deliver nearly half of our orders in 2 days or less. Currently only a small percentage of healthy living products are purchased online. Therefore, we believe the time is right to launch our national TV ad campaign to target a much wider audience and change the way consumers shop for products in our category.

37. On May 8, 2014, Vitacost issued a press release wherein it announced its financial results for the first quarter ended March 31, 2014. The Company reported total net sales of $104.8 million, a 7% increase from total net sales of $97.8 million for the first quarter of 2013. Shipped orders on the Company’s core vitacost.com website increased 5% year-over-year in the first quarter benefiting from the addition of 266,000 new customers. Individual Defendant Horowitz commented: “In the first quarter, we launched a national television advertising test and remain focused on increasing our reach to a wider base of customers[.] … In addition, we released numerous new enhancements to our website to further improve the customer experience with many more to come throughout the year.”

The Flawed Process Leading Up to the Proposed Transaction

38. On November 26, 2013, the Board met and discussed exploring Vitacost’s strategic alternatives, including a possible sale of the Company. Following discussion, the Board directed its Chairman, Individual Defendant Kumin, and Vitacost’s management to identify and interview one or more financial advisors in connection with the Board’s strategic review. Between November 26,

2013 and December 8, 2013, Kumin and members of Vitacost’s management interviewed several financial advisors, including Jefferies LLC (“Jefferies”).

39. On December 9, 2013, the Board met and discussed Vitacost’s “recent interactions” with Osmium, an activist stockholder that was seeking an audience with the Board to express their frustration with the Board. The Board also discussed and approved engaging Jefferies as Vitacost’s financial advisor. Thereafter, as instructed by the Board, Individual Defendant Horowitz and other members of Vitacost’s management, with Jefferies’ assistance, identified third parties to be contacted to determine their potential interest in a transaction with Vitacost.

40. On January 16, 2014, the Board met and again discussed Vitacost’s “recent interactions” with Osmium. After discussion, the Board authorized Kumin to engage in discussions with Osmium and then report to the Board regarding a potential settlement agreement that would provide Osmium with the ability to nominate a designee to the Board in exchange for agreeing to certain standstill obligations. Eventually, on March 21, 2014, Vitacost entered into a Nomination and Standstill Agreement with John H. Lewis, Osmium, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP. (collectively, the “Osmium Group”), the Great Hill Group, and Individual Defendant Horowitz, pursuant to which the Osmium Group agreed to certain standstill provisions and

Vitacost agreed to appoint and nominate one person designated by the Osmium Group (the “Osmium Designee”) to the Board. That same day, Vitacost increased the size of the Board from six to seven members and appointed Individual Defendant McConnell to the Board as the Osmium Designee.

41. From January 15 through March 6, 2014, a total of twenty-three strategic buyers (and apparently no financial sponsors) were contacted to gauge their interest in entering into discussions regarding a potential transaction with Vitacost. Eleven of those parties expressed interest in pursuing discussions and entered into confidentiality agreements with Vitacost. The Solicitation Statement fails to disclose whether those confidentiality agreements contained standstill or “don’t ask, don’t waive” (“DADW”) provisions. However, on March 28, 2014, Vitacost entered into a confidentiality agreement with Kroger (attached as Exhibit 99(D)(7) to the Company’s Form SC TO-T filed with the SEC on July 18, 2014), which contains a standstill and DADW provision prohibiting Kroger from, among other things, proposing to acquire the Company or “requesting a waiver or modification of any provision of [the Standstill] paragraph” for a period of two years. Thus, it is likely that the confidentiality agreements entered into with the other eleven interested parties contain similar, restrictive standstill and DADW provisions.

42. In mid-February 2014, on behalf of Vitacost, a representative of

Jefferies contacted Robert Beyer (“Beyer”), a director of Kroger, to gauge Kroger’s interest in a potential transaction with Vitacost. Beyer is also a director of the parent company of Jefferies. Beyer directed the representative of Jefferies to J. Michael Schlotman (“Schlotman”), Kroger’s Chief Financial Officer. Subsequently, a representative of Jefferies contacted Schlotman, who indicated that Kroger would potentially be interested in a transaction with Vitacost.

43. On February 20, 2014, Consac, LLC (“Consac”), another activist stockholder and large Vitacost stockholder, issued a press release requesting that the Board pursue a sale of the Company. On February 27, 2014, executives from Vitacost and a potential strategic counterparty, “Party A,” met to discuss and share preliminary due diligence information. Also on February 27, 2014, Vitacost issued a press release announcing that it was exploring and evaluating strategic alternatives available to Vitacost. Following the issuance of the press release, in-bound interest was received from another ten parties. After discussion, the Board determined that none of these parties were “credible alternatives.”

44. During the month of March, representatives of the Company had preliminary due diligence discussions with representatives from Party B, Party C, and Party D, but each of these parties declined to continue discussions regarding a potential transaction with Vitacost shortly thereafter, for reasons undisclosed in the Solicitation Statement.

45. On April 2, 2014, Vitacost received a preliminary written proposal from Party A to purchase all of Vitacost’s outstanding shares for $6.50 to $7.50 per share in cash. On April 10, 2014, Vitacost received a preliminary written proposal from Kroger to purchase all of Vitacost’s outstanding shares for $7.00 to $8.25 per share in cash. On May 14, 2014, Kroger sent Vitacost a revised proposal to purchase all of Vitacost’s outstanding shares for $8.00 per share in cash.

46. On May 16, 2014, the Board met and Jefferies informed the Board that Party A had indicated that its view of value was now below its previously indicated price range. The Board then reviewed and discussed Kroger’s revised proposal, which included a proposed 45-day exclusivity period. Following discussion, the Board authorized Jefferies to continue negotiations with Kroger, and provided guidance to Jefferies regarding price and exclusivity negotiations with Kroger.

47. On May 23, 2014, the Board met and Jefferies informed the Board that Kroger indicated that it was willing to shorten its requested exclusivity period to thirty-eight days. Following discussion, the Board determined to continue discussions with Kroger regarding a potential transaction at its proposed price of $8.00 per share and to provide Kroger with an exclusivity period of up to thirty-eight days.

48. At various times throughout the month of June, representatives of

Vitacost and Kroger negotiated the terms of the Merger Agreement. Ultimately, the Board agreed to several preclusive deal protection devices, as discussed in more detail herein, that effectively locked up the Proposed Transaction in favor of Kroger. Incredibly, the Board apparently did not push Kroger to raise its offer price once since it agreed to enter into the exclusivity period on May 23, 2014.

49. On July 1, 2014, the Board met and Jefferies reviewed its financial analyses with the Board and delivered its opinion that the $8.00 per share Merger Consideration to be received by holders of Vitacost shares was fair, from a financial point of view, to such holders. After discussion, the Board approved the Merger Agreement. Later that day, Vitacost and Kroger executed the Merger Agreement and certain stockholders of Vitacost, including several members of the Board and their affiliated entities, entered into the Support Agreements, thereby locking up 26% of the Company’s outstanding shares in favor of the Proposed Transaction.

The Proposed Transaction

50. Despite the Company’s prospects for future growth and success, the Company entered into the Merger Agreement on July 1, 2014, pursuant to which Parent, through Merger Sub, commenced the Tender Offer to acquire all of the outstanding shares of the Company’s common stock for $8.00 per share in cash.

51. The parties have agreed that if, pursuant to Delaware General

Corporation Law Section 251(h) (“Section 251(h)”), after the purchase of the Company common stock tendered in the Tender Offer, Kroger owns at least 50% of the outstanding Company common stock, Kroger will execute a short-form merger, which will not require the consent of the Company’s stockholders.

52. Further, the Board also agreed to a top-up option (the “Top-Up Option”) in Section 2.4 of the Merger Agreement that provides that Kroger may purchase, at a price per share equal to the Merger Consideration, that number of shares necessary to obtain over 90% of the outstanding shares of the Company, thus, permitting Kroger to complete a short-form merger in the event that the Proposed Transaction cannot be effectuated under Section 251(h). Even more troubling is the fact that Kroger can purchase those shares by paying in cash an amount equal to the aggregate par value of the Top-Up Option shares and by executing and delivering to the Company a promissory note having a principal amount equal to the remainder of such purchase price

53. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Kroger and are calculated to unreasonably dissuade potential suitors from making competing offers.

54. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 6.2 of the Merger Agreement that prohibits the

Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.2(b) of the Merger Agreement states:

(b) Subject to Section 6.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Acceptance Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney, accountant or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement).

Additionally, Section 6.2(a) of the Merger Agreement states:

(a) The Company and its Subsidiaries shall immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and terminate such Persons’ access to any data room containing the Company’s confidential information, and shall request the return from all such Persons or the destruction by such Persons of all copies of confidential information previously provided to such Persons by the Company, its Subsidiaries or Representatives.

55. Pursuant to Section 6.2(d) of the Merger Agreement, the Company shall not terminate, amend, or waive any standstill or “other similar agreement” entered into with any other party other than Kroger. Specifically, Section 6.2(d) states:

(d) Neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any rights under, or release any Person (other than Parent and Acquisition Sub) from, any “standstill” or other similar agreement between the Company or any of its Subsidiaries, on the one hand, and such Person, on the other, unless the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties.

56. Further, pursuant to Section 6.2(e) of the Merger Agreement, the Company must advise Kroger of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 6.2(e) of the Merger Agreement states:

(e) In addition to the obligations of the Company set forth in Section 6.2(b), the Company shall promptly notify Parent if any director or executive officer of the Company becomes aware of any receipt by the Company of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such Acquisition Proposal). The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry (and the Company shall provide Parent with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry or request).

57. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Kroger a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.2(c) of the Merger Agreement provides:

(c) Notwithstanding anything to the contrary set forth in this Section 6.2 or elsewhere in this Agreement, at any time prior to the Acceptance Time and after providing Parent not less than 24 hours written notice of its intention to take such actions, if the Company receives from any Person a bona fide, written and unsolicited Acquisition Proposal not involving a breach of this Agreement or the Confidentiality Agreement that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) either constitutes or is reasonably expected to lead to a Superior Proposal, the Company Board may, directly or indirectly through the Company’s Representatives: (i) participate or engage in discussions or negotiations with such Person and/or (ii) furnish to such Person any non-public information relating to the Company or any of its Subsidiaries and/or afford such Person access to the business, properties, assets, books, records or other non-public information, or the personnel, of the Company or any of its Subsidiaries, in each case under this clause (ii) pursuant to an Acceptable Confidentiality Agreement, provided, that contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent; provided however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, and (B) the Company gives Parent written notice of the identity of such Person, a copy of the Acceptable Confidentiality Agreement entered into with such Person, the material terms of such Acquisition Proposal and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such Acquisition Proposal). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 6.2 by the Company.

58. Further locking up control of the Company in favor of Kroger is Section 9.4 of the Merger Agreement, which contains a provision for a “Termination Fee” of $9.275 million, payable by the Company to Kroger if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

59. Additionally, the Company entered into the Support Agreements with certain Board members and their controlled entities. Specifically, the Company entered into Support Agreements with Individual Defendant Horowitz and JHH Capital, which is a large Company stockholder and is managed by Horowitz. Further, the Company entered into Support Agreements with the Great Hill Group entities, which are managed by Individual Defendants Kumin and Gaffney.

Collectively, Horowitz, JHH Capital, and the Great Hill Group own 26% of the Company’s stock. Including the Company shares owned by Kroger, 32% of the Company’s stock is already locked up in favor of the Proposed Transaction.

60. As mentioned herein, the Solicitation Statement states that the Company entered into confidentiality agreements with eleven parties that expressed an interest in acquiring the Company, but it does not disclose whether those confidentiality agreements contained standstill or DADW provisions. However, given the fact that the confidentiality agreement entered into with Kroger on March 28, 2014 contains a standstill and DADW provision prohibiting Kroger from, among other things, proposing to acquire the Company or “requesting a waiver or modification of any provision of [the Standstill] paragraph” for a period of two years, it is likely that the confidentiality agreements entered into with the other eleven interested parties contain similarly restrictive provisions. Thus, the Board used these preclusive DADW agreements to handcuff the eleven interested parties from the very outset, rather than using them to extract best and final offers from a few select bidders at the end of the sales process, as they should be used.

61. Even more problematic is the fact that the Board agreed to Section 6.2(d) of the Merger Agreement, which provides that the Company shall not terminate, amend, or waive any standstill or “other similar agreement” entered into with any other party other than Kroger. Thus, the eleven parties that expressed interest in acquiring the Company are contractually prohibited from asking for a waiver of their standstill agreement and the Board is contractually prohibited from waiving those agreements. Moreover, under Section 6.2(b) of the Merger Agreement, the Board may not solicit bids from new or previously-contacted parties. Thus, the Board contractually prohibited itself from obtaining the highest price reasonably available for the Company’s stockholders, as it was required to do, or at the very least prohibited itself from becoming informed about the Company’s value in the market place.

62. As if that was not enough, the Board entered into the 38-day exclusivity agreement with Kroger on May 23, 2014, thereby prohibiting the Board from speaking with other interested parties, including Party A, which submitted an offer to acquire the Company. This was also problematic considering that the Company engaged in wholly-inadequate market check prior to entering into the exclusivity agreement, which resulted in the Company contacting no financial sponsors and produced only one other initial bid from Party A.

63. By agreeing to all of the deal protection devices, the likely DADW agreements, the Support Agreements, and the exclusivity agreement with Kroger, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company

64. Furthermore, the Merger Consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

65. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

66. As mentioned above, the Company has been performing well recently. Moreover, the Company’s stock price traded as high as $9.14 per share in the last 52 weeks, or over 14% higher than the Merger Consideration. Further, analysts have set a mean target price for the Company of $9.00 per share and one analyst set a price target of $10.00 per share.

67. Furthermore, the Merger Consideration fails to adequately compensate the Company’s stockholders for the significant synergies created by the merger. According to Rodney McMullen, Parent’s CEO:

We are delighted to welcome Vitacost.com to the Kroger family[.] … Vitacost.com’s talented team has built an exceptional online retail destination in the growing nutrition and wellness market, with an enviable technology and fulfillment infrastructure. This merger is in line with our growth strategy to enter new markets and new channels, and – along with Harris Teeter’s online order and pick up service – accelerates our efforts to provide customers with even more ways to shop. Vitacost.com’s core focus on healthy living products is complementary to our fast-growing natural foods business, and we intend to grow Vitacost.com’s strong position in the online nutrition market. At the same time, we will build on Vitacost.com’s eCommerce platform by integrating it with our existing digital offerings to create exciting new levels of personalization and convenience for our customers.

68. As a result, the defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Vitacost common stock in the Proposed Transaction.

The Materially Incomplete and Misleading Solicitation Statement

69. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information that must be disclosed to Vitacost’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

70. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of Vitacost’s financial advisor, Jefferies. This omitted information, if disclosed, would significantly alter the total mix of information available to Vitacost’s stockholders.

71. For example, the Solicitation Statement fails to disclose whether the confidentiality agreements entered into with the eleven parties that expressed an interest in acquiring the Company contained standstill or DADW provisions, and if so, the Solicitation Statement must explain the significance of those provisions. As mentioned, the confidentiality agreement entered into with Kroger contained standstill and DADW provisions, prohibiting Kroger from, among other things, proposing to acquire the Company or “requesting a waiver or modification of any provision of [the Standstill] paragraph” for a period of two years. Moreover, Section 6.2(d) of the Merger Agreement provides that the Company shall not terminate, amend, or waive any standstill or “other similar agreement.” Thus, it is likely that the confidentiality agreements entered into with the other eleven interested parties contain similarly restrictive standstill and DADW provisions, and the disclosure of these provisions is highly material to the Company stockholders.

72. The Solicitation Statement states that in mid-February 2014, a representative of Jefferies contacted Beyer, who is a director of Kroger and a director of the parent company of Jefferies, to gauge Kroger’s interest in a potential transaction with Vitacost. The Solicitation Statement, however, fails to adequately disclose the relationship, financial or otherwise, between Beyer, Jefferies, and Kroger, and whether any inside information about Vitacost was shared with Kroger prior to it executing a confidentiality agreement with the Company.

73. The Solicitation Statement fails to disclose whether Jefferies has acted as a financial advisor for, or provided financial services to, Kroger in the past and,

if so, how much compensation Jefferies received for those services.

74. The Solicitation Statement fails to disclose the nature of Vitacost’s “recent interactions” with Osmium in December 2013 and January 2014, prior to the Osmium Group entering into the Nomination and Standstill Agreement with the Company that resulted in Individual Defendant McConnell being nominated to the Board on March 21, 2014.

75. The Solicitation Statement fails to disclose whether the Board or its representatives contacted any of its large stockholders, including Osmium and Consac, to determine whether they were interested in a potential transaction with the Company.

76. The Solicitation Statement fails to disclose whether representatives from Vitacost engaged in discussions with Consac after it issued a press release requesting that the Board pursue a sale of the Company, as the Board did with Osmium when Osmium expressed its dissatisfaction with the Board.

77. The Solicitation Statement states that “[f]rom January 15 through March 6, 2014, a total of 23 strategic buyers were contacted to gauge their interest in entering into discussions regarding a potential transaction with Vitacost.” It is apparent that Vitacost and Jefferies chose not to solicit interest from any financial sponsors. The Solicitation Statement fails to disclose the Board’s reason for failing to do so.

78. The Solicitation Statement fails to disclose the reasons Party B, Party C, and Party D gave for declining to pursue a transaction with the Company.

79. With respect to Jefferies’ Selected Public Companies Analysis, the Solicitation Statement is materially misleading in that it fails to disclose the company-by-company pricing multiples and financial and operating metrics related to size, growth prospects, profitability, and operational risk, and whether other multiples were examined for Vitacost. Further, the Solicitation Statement states that financial data for Vitacost was based, in part, on Wall Street research estimates, but the Solicitation Statement fails to disclose which exact estimates were relied upon and it fails to provide a fair summary of those estimates.

80. With respect to Jefferies’ Selected Precedent Transactions Analysis, the Solicitation Statement is materially misleading in that it fails to disclose the transaction-by-transaction enterprise values and pricing multiples and whether other multiples were examined.

81. With respect to Jefferies’ Discounted Cash Flow Analysis, the Solicitation Statement is materially misleading in that it fails to: (i) identify, quantify, and source the assumptions underlying the WACC; (ii) the individual inputs and assumptions that Jefferies used for the selection of discount rates of 14.0% to 16.0%; and (iii) the individual inputs and assumptions that Jefferies used for the selection of the perpetuity growth rates of 4.0% to 6.0%.

82. With respect to Vitacost’s Financial Forecasts, the Solicitation Statement states that Vitacost management prepared financial forecasts in connection with the Board’s strategic review process. The Solicitation Statement, however, fails to disclose whether Company management prepared financial forecasts in the ordinary course of business and, if so, the Solicitation Statement fails to disclose a fair summary of those forecasts.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

83. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

84. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Vitacost’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Vitacost’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Vitacost’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Vitacost; and (f) disclose all material information to the Company’s stockholders.

85. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

86. As alleged herein, the Individual Defendants have initiated a process to sell Vitacost that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Vitacost at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Vitacost’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

87. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class.

88. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure

Against the Individual Defendants)

89. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

90. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

91. The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

92. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

93. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Vitacost and Kroger)

94. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

95. Defendants Vitacost and Kroger knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed

Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Vitacost provided, and Kroger obtained, sensitive non-public information concerning Vitacost and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

96. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Vitacost shares.

97. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: July 24, 2014		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

33